UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

ASX ANNOUNCEMENT
17 October 2025

Resignation and Appointment of Chief Financial Officer

North American lithium producer Elevra Lithium Limited (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXD) (“Elevra” or “Company”) announces the resignation of Mr. Dougal Elder as Chief Financial Officer and the appointment of Mr. Christian Cortes as Chief Financial Officer for the Company.

In accordance with Listing Rule 3.16, Elevra advises that Mr. Dougal Elder has resigned as the Company’s Chief Financial Officer (CFO) and that the Company has appointed Mr. Christian Cortes as the Company's CFO with effect from 20 October 2025. Mr. Elder advised the Company of his decision to leave Elevra to pursue other opportunities.

Mr. Elder will remain with the Company for a period of three (3) months to facilitate the handover of duties to Mr. Cortes and to ensure business continuity during this period.

Elevra's Managing Director and Chief Executive Officer, Mr. Lucas Dow, thanked Dougal for his service, saying: “Dougal has made a valuable contribution to the Company during his time at Elevra. Dougal played a significant role in the successful merger of Sayona and Piedmont to create Elevra Lithium. He has contributed to strengthening our financial and commercial frameworks, positioning Elevra for long-term value creation. He has been a valued member of the Company's executive leadership team, and we wish him all the best in his future endeavours.”

Mr. Christian Cortes was recently Arcadium Lithium's Chief Integration and Transformation Officer up to the time of Rio Tinto's business acquisition. Prior to that, Christian served as the Chief of Sales and Marketing and then as Chief Financial Officer of Allkem Limited prior to its merger with Livent Corporation. Christian brings twenty (20) years of international business experience in the professional services and resources industries. Christian began his career as a Chartered Accountant with PwC, working with public companies in audit and transaction support.

Commenting on the appointment of Mr. Christian Cortes as the Company's CFO, Mr. Lucas Dow said: "We are thrilled to welcome Christian to our team as the CFO for Elevra. Christian’s proven track record and experience within the lithium sector will be invaluable as we continue to drive shareholder value. We are confident that his expertise will be instrumental in supporting Elevra's continued growth and success".

Announcement authorised for release by Elevra’s Managing Director.

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXD) with projects in Québec, Canada, United States, Ghana and Western Australia.

In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Northern Québec. In the United States, Elevra has the Carolina Lithium project (100%) and in Ghana the Ewoyaa Lithium project (22.5%) in joint venture with Atlantic Lithium.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at www.elevra.com

For more information, please contact:

Andrew Barber

Investor Relations

PH: +61 7 3369 7058

ELEVRA LITHIUM	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: October 20, 2025	By:	/s/ Dylan Roberts Name: Dylan Roberts
Title: Company Secretary and General Counsel